NEWS RELEASE 10-32	OCT. 5, 2010

FRONTEER GOLD EXTENDS HIGH-GRADE GOLD ZONE AND
AWARDS CONSTRUCTION CONTRACT FOR UNDERGROUND DECLINE AT NORTHUMBERLAND

Fronteer Gold (FRG – TSX/NYSE Amex) reports that drilling has extended a second high-grade gold-silver zone at its 100% owned Northumberland project in Nevada and announces that the contract for the construction of an underground decline has been awarded to J.S. Redpath Corporation.

The recent core drilling program at Northumberland focused on the shallower portion of the western half of the deposit where historic wide-spaced drilling, combined with new geologic modeling, gave indications of high-grade gold and silver occurring over thick intervals. The four final holes of this nine-hole (2,830 metre) drilling program were designed to test mineralization along potential NW-SE-oriented controlling structures.

Drill holes FNU40 and FNU41 are located 60 metres north and 95 metres northwest of previously-reported NUG05 (see Sept 8, 2010, press release). Drill holes FNU039 and FNU042 are situated 70 metres east and 80 metres south of FNU038.

Drill highlights include:

  10.24 grams per tonne gold (0.299 ounces per ton) and 43.00 g/t silver (1.254 oz/ton) over 7.01 metres, including 18.64 g/t gold (0.544 oz/ton) and 97.25 g/t silver (2.836 oz/ton) over 2.44 metres in FNU40.

  7.52 g/t gold (0.219 oz/ton) and 31.93 g/t silver (0.931 oz/ton) over 20.57 metres, including 14.48 g/t gold (0.422 oz/ton) and 22.11 g/t silver (0.645 oz/ton) over 2.90 metres in FNU41.

  7.85 g/t gold (0.229 oz/ton) and 10.01 g/t silver (0.291 oz/ton) over 11.43 metres, including 13.88 g/t gold (0.405 oz/ton) and 24.85 g/t silver (0.724 oz/ton) over 2.29 metres in FNU39.

*	Composites for broad intervals are created at 3.0 g/t gold cut off, with “including” intervals created at 10 g/t cutoff. Several values below the 3.0 gram/tonne cutoff may be included as part of the mineralized zone).For a table of drill highlights from all nine holes, please click: http://www.fronteergold.com/sites/files/fronteer_admin/NorthumberlandDrillResults1032.pdf

These new holes continue to expand and enhance the understanding of the distribution of high-grade mineralization throughout the deposit. Mineralization now extends north-south for a distance of 290 metres and over an average thickness of 20 metres.

For a cross-section, please click: http://www.fronteergold.com/sites/files/fronteer_admin/NorthumberlandCrossSection1032.pdf

DEVELOPMENT PROGRAM
Our goal is to advance Northumberland as a combined open-pit and underground mine. We aim to selectively mine the higher-grade underground sulphide resource, and mine oxide and transitional material in open pit.

Site preparation work for a 280-metre long decline to access high-grade mineralization within the deposit has now been completed and the contract for underground exploration and development has been awarded to J.S. Redpath Corporation of Sparks, Nevada. Blasting and excavation of the portal entrance is expected to commence in November.

The purpose of the decline is three-fold:

  To provide the most cost-effective method for future exploration/definition drilling and the best opportunity to assess controls on high-grade mineralization.

  To provide access for extraction of bulk samples for metallurgical testing and pilot testing at third-party processing facilities.

  To afford an easy transition from exploration to production.

In addition to the decline work, a seven-hole core drilling program is currently targeting the shallow oxide/transitional area of the deposit to obtain additional core for metallurgical testing.

James Ashton P.E. is designated as a Qualified Person for the Northumberland drill results, with the ability and authority to verify the authenticity of, and validity of these data. Drill composites were calculated using a cut-off of 3.0 g/t. Drill intersections are reported as drilled thicknesses. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 g/t (over 100 g/t for silver) were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the insertion of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 51-element geochemical suite by ICP-MS/-AES.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.